UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Winmark Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

908315

(CUSIP Number)

John L. Morgan

Winmark Corporation

4200 Dahlberg Drive, Suite 100

Minneapolis, Minnesota 55422

(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 908315

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John L. Morgan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. Morgan is a citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,230,969

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power 1,230,969

	10.	Shared Dispositive Power 20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,969

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 908315

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rush River Group LLC, a Minnesota limited liability company; FEIN: 41-1920090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Rush River Group LLC is a Minnesota limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 908315

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kirk A. MacKenzie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. MacKenzie is a citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 195,800 (includes 800 shares purchasable upon exercise of options)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 195,800 (includes 800 shares purchasable upon exercise of options)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,800 (includes 800 shares purchasable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 908315

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack A. Norqual

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. Norqual is a citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 184,567 (includes 200 shares purchasable upon exercise of options)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 184,567 (includes 200 shares purchasable upon exercise of options)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,567 (includes 200 shares purchasable upon exercise of options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (the “Statement”) relates to the Common Stock, no par value per share (the “Common Stock”), of Winmark Corporation, a Minnesota corporation (the “Company”).  The principal executive office of the Company is located at 4200 Dahlberg Drive, Suite 100, Minneapolis, MN  55422-4837.

Item 2.	Identity and Background
The address for Rush River Group, LLC has changed from 10400 Viking Drive, Suite 160, Eden Prairie, Minnesota 55344 to 4200 Dahlberg Drive, Suite 100, Minneapolis, MN 55422-4837.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

The purpose of the transaction was to dispose of 420,000 shares of Common Stock of the Company owned by Rush River Group, LLC pursuant to the terms and conditions of that certain Stock Purchase Agreement dated May 16, 2006 by and among Rush River Group, LLC and the Company.  John L. Morgan, Kirk A. Mackenzie and Jack A. Norqual are reporting as a group pursuant to their ownership interest in Rush River Group, LLC. The Reporting Persons may, individually or collectively, increase their investments in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by them.  Alternatively, they may decide to sell any or all of the shares of Common Stock beneficially owned by them in the open market or otherwise.  The foregoing represents the range of activities presently contemplated by the Reporting Persons.  Their plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company’s Board of Directors, the Company’s performance and conditions in the public securities markets.

Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Set forth below are the shares of Common Stock of the Company beneficially owned by each of the Reporting Persons and the percentage of the total outstanding shares as of the date of this filing.  The foregoing percentage is based upon 5,676,042 shares of Common Stock outstanding on June 2, 2006.

Reporting Person	No. Shares Owned		Percentage of Total Shares Outstanding

John L. Morgan	1,250,969	(1)	22.0%
Rush River Group LLC	0		0%
Kirk A. MacKenzie	195,800	(2)	3.4%
Jack A. Norqual	184,567	(3)	3.3%

(1)   Includes 20,000 shares held by Sheila Morgan, his wife, for which he disclaims beneficial ownership.

(2)   Includes 800 shares purchasable upon exercise of options.

(3)   Includes 200 shares purchasable upon exercise of options.

(b)  With the exception of 20,000 shares held by Sheila Morgan, his wife, Mr. Morgan has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns.  Mr. Morgan disclaims beneficial ownership with respect to the 20,000 shares held by Sheila Morgan, his wife.

(c)  On May 16, 2006, Rush River Group LLC sold 420,000 shares of the Company’s Common Stock.

Other than as described above, the Reporting Persons have not effected any transactions in the securities of the Company since the most recent filing on Schedule 13D/A.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.
Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (incorporated by reference as Exhibit 1 to Schedule 13D, filed March 31, 2000).
Exhibit 2	Employment Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 2 to Schedule 13D, filed March 31, 2000).
Exhibit 3	Letter Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 3 to Schedule 13D, filed March 31, 2000).
Exhibit 4	Nonqualified Stock Option Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 4 to Schedule 13D, filed March 31, 2000).
Exhibit 5	Stock Purchase Agreement dated May 16, 2006 by and among Rush River, LLC and Winmark Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2006
/s/ John L. Morgan
John L. Morgan, individually

Rush River Group LLC

	By:	/s/ John L. Morgan
John L. Morgan
Its: Member

/s/ Kirk A. MacKenzie
Kirk A. MacKenzie, individually

/s/ Jack A. Norqual
Jack A. Norqual, individually

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference as Exhibit 1 to Schedule 13D, filed March 31, 2000).

Exhibit 2	Employment Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 2 to Schedule 13D, filed March 31, 2000).

Exhibit 3	Letter Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 3 to Schedule 13D, filed March 31, 2000).

Exhibit 4	Nonqualified Stock Option Agreement dated March 22, 2000 between Grow Biz International, Inc. and John L. Morgan (incorporated by reference as Exhibit 4 to Schedule 13D, filed March 31, 2000).

Exhibit 5	Stock Purchase Agreement dated May 16, 2006 by and among Rush River, LLC and Winmark Corporation.